

December 27, 2023

Paul B. Prager
Chief Executive Officer
TeraWulf Inc.
9 Federal Street
Easton, Maryland 21601

> **Re: TeraWulf Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 1, 2023**
> **File No. 333-274788**

Dear Paul B. Prager:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 20, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-3

Prospectus Summary
Business Overview, page 4

1.   Refer to comment 2 and your revised disclosures on pages 5 - 6. We restate the comment in part. Please further revise to address the following points:
   - You disclose that your miners at the Lake Mariner Facility are "primarily comprised of Bitmain Antminer S19 series" miners. Please comprehensively describe the types of miners you own at this facility and quantify each respective type (e.g., number of Bitmain Antminer S19 series, etc.); and
   - Disclose the average downtime due to scheduled maintenance and non-scheduled maintenance of miners at the Nautilus Cryptomine Facility.

2.   Refer to comment 3 and your breakeven analysis on pages 7 - 8 describing the average cost of mining each bitcoin at the Lake Mariner Facility. We partially reissue the

comment. Please revise to provide a comprehensive breakeven analysis, taking into account not only your operations at the Lake Mariner Facility, but also the Nautilus Cryptomine Facility, or advise otherwise. Additionally, please revise to clarify whether, and if so how, the cost of purchasing mining equipment factors into your analysis. Furthermore, clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis.

 Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets